UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Myrexis, Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

62856H 10 7
(CUSIP Number)

Jonathan M. Couchman
Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020
(212) 729-4962
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62856H 10 7

1	NAME OF REPORTING PERSON XSTELOS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 62856H 10 7

1	NAME OF REPORTING PERSON XSTELOS HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 62856H 10 7

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common stock, $0.01 par value (the “Shares”) of Myrexis, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is c/o Xstelos Holdings, Inc., 630 Fifth Avenue, Suite 2260, New York, NY 10020.

Item 2.	Identity and Background.

(a)           This statement is filed by Xstelos Corp., a Texas corporation, and Xstelos Holdings, Inc., a Delaware corporation (“Xstelos”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officer of each of the Reporting Persons.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 630 Fifth Avenue, Suite 2260, New York, New York 10020.

(c)           Xstelos is a holding company.  Xstelos Corp. is a wholly owned subsidiary of Xstelos.  Accordingly, Xstelos may be deemed to beneficially own the Shares directly owned by Xstelos Corp.

(d)           Neither the Reporting Persons nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither the Reporting Persons nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are listed on Schedule A are citizens of the United States of America.  Xstelos is a Delaware corporation. Xstelos Corp. is a Texas corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 7,000,000 Shares directly owned by Xstelos Corp. is approximately $250,000, including brokerage commissions.  Such securities were acquired with the working capital of Xstelos Corp.

CUSIP NO. 62856H 10 7

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on their belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase of additional securities desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  Jonathan M. Couchman, the Chief Executive Officer and a member of the Board of Directors of each of the Reporting Persons, is also the Chief Executive Officer and a member of the Board of Directors of the Issuer.  Steven D. Scheiwe, a member of the Board of Directors of each of the Reporting Persons, is also a member of the Board of Directors of the Issuer.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 34,479,051 Shares outstanding, which is the total number of Shares outstanding as of February 27, 2013 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2013.

As of the close of business on March 8, 2013, Xstelos Corp. owned directly 7,000,000 Shares, constituting approximately 20.3% of the Shares outstanding.  By virtue of its relationship with Xstelos Corp. discussed in further detail in Item 2, Xstelos may be deemed to beneficially own the Shares directly owned by Xstelos Corp.

(b)           The Reporting Persons share the power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Xstelos Corp.

(c)           On February 27, 2013, Xstelos Corp. acquired from the Issuer 7,000,000 Shares at a price per share of approximately $0.0357 in a private transaction.

(d)           No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 27, 2013, the Issuer and Xstelos Corp. entered into a stock purchase agreement (the “Stock Purchase Agreement”).  Pursuant to terms of the Stock Purchase Agreement, the Issuer sold to Xstelos Corp. 7,000,000 Shares, representing approximately 20% of the Shares outstanding after giving effect to such sale (the “Sale”).  Such shares were sold for an aggregate purchase price of approximately $250,000.  The consideration paid by Xstelos Corp. was based, in part, on the Issuer’s available cash of approximately $870,000 after giving effect to liabilities due prior to March 31, 2013, services to be provided by Xstelos Corp. pursuant to the terms of an Intercompany Services Agreement as well as consent provided by Xstelos Corp. to allow Jonathan M. Couchman to serve as the Issuer’s Chief Financial Officer.

CUSIP NO. 62856H 10 7

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the Sale, the Issuer entered into a letter agreement (the “Letter Agreement”) dated February 27, 2013 with Xstelos Corp., pursuant to which the Issuer granted to Xstelos an exemption under Section 29 of the Issuer’s Tax Benefits Shareholder Rights Agreement, embodying a shareholder rights plan adopted on March 29, 2012 to protect the use of the Issuer’s net operating losses and certain other tax attributes. Under the exemption, Xstelos Corp. must not at any time represent more than the lesser of (i) 30% of the Shares outstanding and (ii) the maximum percentage ownership of Shares from time to time such that an ownership change would not have occurred for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Stock Purchase Agreement by and between Myrexis, Inc. and Xstelos Corp., dated February 27, 2013.

99.2	Joint Filing Agreement by and between Xstelos Holdings, Inc. and Xstelos Corp., dated March 11, 2013.

CUSIP NO. 62856H 10 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2013	XSTELOS HOLDINGS, INC.

	By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman Chief Executive Officer

XSTELOS CORP.

	By:	/s/ Jonathan M. Couchman
Jonathan M. Couchman Chief Executive Officer

CUSIP NO. 62856H 10 7

SCHEDULE A

Director and Executive Officers of Xstelos Corp.

Name and Position	Present Principal Occupation	Business Address

Jonathan M. Couchman Chief Executive Officer, President and Director	President, Chief Executive Officer and Chief Financial Officer of Xstelos Holdings, Inc.	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020

Steven D. Scheiwe Director	President of Ontrac Advisors, Inc., which provides analysis and business management services to public and private entities	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020

Adam W. Finerman, Director	Partner with the law firm of Olshan Frome Wolosky LLP	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020

Director and Executive Officers of Xstelos Holdings, Inc.

Name and Position	Present Principal Occupation	Business Address

Jonathan M. Couchman President, Chief Executive Officer, Chief Financial Officer and Director	President, Chief Executive Officer and Chief Financial Officer of Xstelos Holdings, Inc.	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020

Steven D. Scheiwe Director	President of Ontrac Advisors, Inc., which provides analysis and business management services to public and private entities	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020

Adam W. Finerman, Director	Partner with the law firm of Olshan Frome Wolosky LLP	c/o Xstelos Holdings, Inc. 630 Fifth Avenue, Suite 2260 New York, New York 10020